EXHIBIT 99.1

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(Expressed in United States Dollars)

VOX ROYALTY CORP.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(Expressed in United States Dollars)

INDEX

Unaudited Condensed Interim Consolidated Statements of Financial Position	1

Unaudited Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)	2

Unaudited Condensed Interim Consolidated Statements of Changes in Equity	3

Unaudited Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Unaudited Condensed Interim Consolidated Financial Statements	5 – 17

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Financial Position (Expressed in United States Dollars)

		As at
	Note	September 30, 2025	December 31, 2024
		$	$
Assets
Current assets
Cash and cash equivalents		12,146,280	8,754,391
Accounts receivable	4	4,290,755	2,917,680
Prepaid expenses		241,678	456,943
Total current assets		16,678,713	12,129,014

Non-current assets
Royalty interests	5	49,197,928	37,984,188
Streams and other interests	6	56,058,337	-
Other assets	7	564,007	279,491
Intangible assets	8	850,976	988,631
Deferred asset acquisitions	5	60,140	-

Total assets		123,410,101	51,381,324

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	2,730,981	1,390,507
Dividends payable	10	849,837	607,905
Income taxes payable		1,393,921	896,263
Total current liabilities		4,974,739	2,894,675

Non-current liabilities
Credit facility	7	11,700,000	-
Deferred tax liabilities		5,561,120	5,426,450

Total liabilities		22,235,859	8,321,125

Equity
Share capital	10	129,200,933	69,528,762
Equity reserves	11	5,868,791	4,722,776
Deficit		(33,895,482)	(31,191,339)

Total equity		101,174,242	43,060,199

Total liabilities and equity		123,410,101	51,381,324

Commitments and contingencies (Note 15)

Subsequent events (Note 20)

Approved by the Board of Directors on November 12, 2025

Signed “Kyle Floyd”,	Director	Signed“ Robert Sckalor”,	Director

See accompanying notes to the unaudited condensed interim consolidated financial statements.

1

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Expressed in United States Dollars)

	Note	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
		$	$	$	$
Revenue
Royalty revenue		3,672,250	2,428,809	9,117,589	8,150,438
Precious metal sales		143,390	-	143,390	-
Total revenue	17	3,815,640	2,428,809	9,260,979	8,150,438

Cost of sales
Depletion	5,6	(1,446,751)	(541,308)	(3,250,105)	(1,741,810)
Gross profit		2,368,889	1,887,501	6,010,874	6,408,628

Operating expenses
General and administration	12,14	(1,052,784)	(1,219,268)	(3,298,447)	(3,448,473)
Share-based compensation	11,14	(335,684)	(367,125)	(1,590,600)	(1,758,784)
Project evaluation expenses	5	(157,741)	(24,382)	(373,389)	(105,713)
Total operating expenses		(1,546,209)	(1,610,775)	(5,262,436)	(5,312,970)

Income from operations		822,680	276,726	748,438	1,095,658

Other income (expenses)
Interest and finance expenses	7	(216,230)	(80,184)	(484,182)	(234,096)
Other income	13	24,399	88,283	298,340	201,189
Income before income taxes		630,849	284,825	562,596	1,062,751

Income tax expense	18	(469,176)	(392,438)	(1,148,020)	(1,745,339)

Net income (loss) and comprehensive income (loss)		161,673	(107,613)	(585,424)	(682,588)

Weighted average number of shares outstanding
Basic	10	51,626,135	50,405,487	51,040,542	50,223,142
Diluted	10	51,968,254	50,405,487	51,040,542	50,223,142

Income (loss) per share
Basic		0.00	(0.00)	(0.01)	(0.01)
Diluted		0.00	(0.00)	(0.01)	(0.01)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

2

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Changes in Equity (Expressed in United States Dollars)

	Note	Number of Shares	Share Capital	Equity Reserves	Deficit	Total Equity
		#	$	$	$	$
Balance, January 1, 2024		49,985,102	67,889,465	4,157,153	(27,122,948)	44,923,670
Share issue costs		-	(24,003)	-	-	(24,003)
Dividends declared		-	-	-	(1,811,404)	(1,811,404)
Shares issued – dividends reinvestment plan		36,063	78,183	-	-	78,183
Settlement of RSUs		567,088	1,425,132	(1,425,132)	-	-
Share-based compensation		-	-	1,758,784	-	1,758,784
Net loss and comprehensive loss		-	-	-	(682,588)	(682,588)

Balance, September 30, 2024		50,588,253	69,368,777	4,490,805	(29,616,940)	44,242,642

Balance, January 1, 2025		50,658,776	69,528,762	4,722,776	(31,191,339)	43,060,199
Share issuance	10	17,094,750	63,250,575	-	-	63,250,575
Share issue costs	10	-	(4,098,821)	-	-	(4,098,821)
Dividends declared	10	-	-	-	(2,118,719)	(2,118,719)
Shares issued – dividends reinvestment plan	10	5,608	14,852	-	-	14,852
Settlement of RSUs	11	227,704	505,565	(505,565)	-	-
Share-based compensation	11	-	-	1,651,580	-	1,651,580
Net loss and comprehensive loss		-	-	-	(585,424)	(585,424)

Balance, September 30, 2025		67,986,838	129,200,933	5,868,791	(33,895,482)	101,174,242

See accompanying notes to the unaudited condensed interim consolidated financial statements.

3

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Cash Flows (Expressed in United States Dollars)

	Note	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
		$	$	$	$
Cash flows from operating activities
Net income (loss) for the period		161,673	(107,613)	(585,424)	(682,588)
Adjustments for:
Deferred tax expense (recovery)	18	138,319	(56,319)	134,670	118,196
Foreign exchange gain on cash and cash equivalents		7,284	885	31,850	13,878
Share-based compensation	11,14	335,684	367,125	1,590,600	1,758,784
Interest and finance expenses	7	216,230	80,184	484,182	234,096
Amortization	8	45,885	45,885	137,655	137,655
Depletion	5,6	1,446,751	541,308	3,250,105	1,741,810
		2,351,826	871,455	5,043,638	3,321,831
Changes in non-cash working capital:
Accounts receivable		(1,304,103)	485,391	(1,373,075)	682,095
Prepaid expenses		86,283	131,651	83,610	265,764
Accounts payable and accrued liabilities		510,431	196,511	302,499	(211,161)
Income taxes payable		114,350	427,160	497,658	1,275,223
Net cash flows from operating activities		1,758,787	2,112,168	4,554,330	5,333,752

Cash flows used in investing activities
Acquisition of royalties	5	(2,645,082)	(5,500)	(14,439,760)	(3,170,673)
Acquisition of streams and other interests	6	(55,930,648)	-	(55,930,648)	-
Pre-acquisition royalty revenues	5	-	-	104,551	-
Restricted cash		-	-	-	34,280
Deferred asset acquisitions	5	(10,210)	(12,940)	(25,140)	(18,956)
Net cash flows used in investing activities		(58,585,940)	(18,440)	(70,290,997)	(3,155,349)

Cash flows from (used in) financing activities
Share issuance	10	63,250,575	-	63,250,575	-
Share issue costs		(3,400,425)	-	(3,402,666)	(24,003)
Credit facility drawdowns	7	5,000,000	-	16,700,000	-
Credit facility repayments	7	(5,000,000)	-	(5,000,000)	-
Transaction costs related to credit facility	7	(249,026)	-	(251,641)	(459,944)
Payments of interest on credit facility	7	(163,750)	(21,233)	(273,927)	(46,171)
Dividends paid	10	(628,756)	(573,034)	(1,861,935)	(1,675,998)
Net cash flows from (used in) financing activities		58,808,618	(594,267)	69,160,406	(2,206,116)

Increase (decrease) in cash and cash equivalents		1,981,465	1,499,461	3,423,739	(27,713)
Impact of foreign exchange on cash and cash equivalents		(7,284)	(885)	(31,850)	(13,878)
Cash and cash equivalents, beginning of the period		10,172,099	7,802,713	8,754,391	9,342,880

Cash and cash equivalents, end of the period		12,146,280	9,301,289	12,146,280	9,301,289

Supplemental cash flow information (Note 16)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

4

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2025 and 2024 (Expressed in United States Dollars)

1. Nature of operations

Vox Royalty Corp. (“Vox” or the “Company”) was incorporated under the Business Corporations Act (Ontario). The Company’s head office is located at 1499 West 120th Ave, Suite 110, Westminster, CO, 80234, USA. The Company’s registered office is 100 King Street West, Suite 5700, Toronto, ON, M5X 1C7, Canada. The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Stock Market LLC (“Nasdaq”), under the ticker symbol “VOXR”.

Vox is a mining royalty and streaming company focused on growing the size of its asset portfolio through accretive acquisitions. Approximately 85% of the Company’s portfolio of royalty, streams and other interests assets by asset count are located in Australia, Canada and the United States. In the near and medium-term, the Company is prioritizing acquiring royalties and streams on producing or near-term producing assets (i.e. ranging from six months to three years from first production) to complement its existing portfolio of producing, development and exploration stage royalties, streams and other interests.

2. Basis of preparation

(a) Statement of compliance

These unaudited condensed interim consolidated financial statements are prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and apply the same material accounting policy information and application as disclosed in the annual financial statements for the year ended December 31, 2024. They do not include all of the information and disclosures required by International Financial Reporting Standards (“IFRS”) for annual statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed interim consolidated financial statements. Operating results for the period ended September 30, 2025 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2025. For further information, see the Company’s annual financial statements including the notes thereto for the year ended December 31, 2024.

These unaudited condensed interim consolidated financial statements were reviewed, approved, and authorized for issue by the Company’s Board of Directors on November 12, 2025.

(b) Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. These unaudited condensed interim consolidated financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company and its four wholly-owned subsidiaries.

(c) Principles of consolidation

These unaudited condensed interim consolidated financial statements incorporate the accounts of the Company and its wholly-owned subsidiaries: Vox Royalty USA Ltd. (Delaware, USA); Vox Royalty Cayman SEZC (Cayman Islands); SilverStream SEZC (Cayman Islands), which in turn owns all of the shares of Vox Royalty Australia Pty Ltd. (Australia) and Vox Royalty Canada Ltd. (Ontario, Canada).

Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

(d) New accounting policies

Inventories

Commodity inventory is recognised when the Company controls the commodity, the determination of which includes consideration of price risk. Commodity inventory is measured at fair value less costs to sell in accordance with the broker-trader exemption, on the basis that such assets are held with the purpose of selling in the near future and generating a profit from fluctuations in price or broker traders’ margin. Commodity contracts reflect agreements for the purchase and sale of commodities where, despite the Company having control over the commodity, the Company has no intention to exercise its control, and where the expected outcome is that the commodity will be sold to the third party financial institution or broker. Such contracts are measured at fair value through the consolidated statements of income (loss) and comprehensive income (loss).

Precious metal sales

The Company enters into gold purchase contracts with mining operators whereby the operator of the mine agrees to sell, and the Company agrees to purchase, refined gold produced from the mine over which the contract is granted. The purchased gold is sold to the Company at the lowest COMEX or LBMA AM/PM fixed price within a quotation period that is typically between six and eight days.

Vox sells the refined gold to third party financial institutions or brokers (the “Customer”) within the quotation period. The Company transfers control over the commodity on the date the commodity is delivered to the Customer’s metal account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the Customer and the Customer is able to direct the use of and obtain substantially all of the benefits from the commodity.

5

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2025 and 2024 (Expressed in United States Dollars)

Precious metal sales comprise:

•	The proceeds received from the sale of the refined gold to third party financial institutions or brokers; less
•	The purchase price paid to the mining operator for the refined gold and sales commissions.

Financial assets

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expenses in the consolidated statements of income (loss) and comprehensive income (loss).

On September 26, 2025, Vox acquired a portfolio of gold assets comprising Precious Metals Purchase Agreements (“PMPAs,” historically referred to as “offtakes”) and conventional royalties from Deterra Royalties Limited. Although originally labeled as offtakes by previous owners, these PMPAs are, in substance, more closely aligned with streaming arrangements. Under the terms of these agreements, Vox purchases a defined percentage of payable gold at a dynamic price that is typically set by market reference prices (LBMA or COMEX) and grants the ability to Vox to capture margin at the time of on-sale of metal on each delivered ounce. This pricing and physical metal delivery mechanism provides Vox with direct exposure to metal production and price movements, similar to traditional streaming agreements. These PMPAs are economically driven by cash flows linked to both metal pricing fluctuations and production volumes, analogous to streams. Accordingly, Vox considers these PMPAs to be more equivalent to streams and will refer to them as such in its portfolio reporting and future disclosure.

PMPAs are classified and measured as FVPL.

(e) Recent accounting pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2025, with earlier application permitted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

3. Significant judgments, estimates and assumptions

The preparation of the Company’s unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. The unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impact of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where the assumptions and estimates are significant to the consolidated financial statements were the same as those applied to the Company’s annual financial statements for the year ended December 31, 2024.

6

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2025 and 2024 (Expressed in United States Dollars)

4. Accounts receivable

	September 30, 2025	December 31, 2024
	$	$
Trade receivables from royalties	4,065,602	2,897,870
Trade receivables from streams and other interests	143,390	-
Sales tax recoverable	81,763	19,810

	4,290,755	2,917,680

Trade receivables represent amounts that are generally collected within 45 days of quarter-end.

5. Royalty interests

As at and for the nine months ended September 30, 2025:

		Cost			Accumulated Depletion
Royalty	Country	Opening	Additions	Ending	Opening	Depletion	Ending	Carrying Amount
		$	$	$	$	$	$	$
Kanmantoo	Australia	-	11,751,838	11,751,838	-	(636,809)	(636,809)	11,115,029
Wonmunna	Australia	15,211,023	-	15,211,023	(4,594,445)	(1,328,484)	(5,922,929)	9,288,094
Royalty portfolio	Australia	5,205,731	-	5,205,731	-	-	-	5,205,731
Janet Ivy	Australia	4,457,600	-	4,457,600	(582,117)	(409,533)	(991,650)	3,465,950
Castle Hill portfolio	Australia	3,139,531	-	3,139,531	(47,292)	(616,193)	(663,485)	2,476,046
South Railroad	USA	2,316,757	-	2,316,757	(167,999)	(24,138)	(192,137)	2,124,620
Dandoko	Mali	-	1,500,000	1,500,000	-	-	-	1,500,000
Goldlund	Canada	1,258,810	-	1,258,810	-	-	-	1,258,810
Limpopo	South Africa	1,150,828	-	1,150,828	-	-	-	1,150,828
Bowdens	Australia	1,130,068	-	1,130,068	-	-	-	1,130,068
Wyloo North	Australia	-	1,012,281	1,012,281	-	-	-	1,012,281
Bullabulling	Australia	953,349	-	953,349	-	-	-	953,349
Lynn Lake (MacLellan)	Canada	873,088	-	873,088	-	-	-	873,088
Brits	South Africa	764,016	-	764,016	-	-	-	764,016
Koolyanobbing	Australia	2,649,738	-	2,649,738	(1,922,675)	-	(1,922,675)	727,063
Otto Bore	Australia	583,612	-	583,612	(10,155)	(43,070)	(53,225)	530,387
Pedra Branca	Brazil	450,131	-	450,131	-	-	-	450,131
Bulong	Australia	544,957	-	544,957	(16,222)	(92,174)	(108,396)	436,561
Brauna	Brazil	262,328	-	262,328	(108,152)	(32,048)	(140,200)	122,128
Montanore	USA	61,572	-	61,572	-	-	-	61,572
Other	Australia	3,893,812	132,070	4,025,882	(144,234)	-	(144,234)	3,881,648
Other	Canada	624,919	-	624,919	-	-	-	624,919
Other	Peru	45,609	-	45,609	-	-	-	45,609

Total		45,577,479	14,396,189	59,973,668	(7,593,291)	(3,182,449)	(10,775,740)	49,197,928

Total royalty interests include carrying amounts in the following countries:

	September 30, 2025	December 31, 2024
	$	$
Australia	40,222,207	30,452,281
Canada	2,756,817	2,756,817
USA	2,186,192	2,210,330
South Africa	1,914,844	1,914,844
Mali	1,500,000	-
Brazil	572,259	604,307
Peru	45,609	45,609

	49,197,928	37,984,188

7

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2025 and 2024 (Expressed in United States Dollars)

Royalties acquired during the nine months ended September 30, 2025

Kanmantoo

On May 15, 2025, the Company completed the acquisition of the producing Kanmantoo copper-gold royalty in Australia for a purchase price net of pre-acquisition royalties received by Vox of $11,751,838. The net purchase price of $11,712,749 comprised the following:

•	Cash consideration of $11,700,000 paid to the royalty seller;
•	Legal and professional fees of $95,409;
•	Share-based compensation of $60,980; and
•	Reduced for the royalty revenues earned for the period May 1, 2025 to May 14, 2025 of $104,551.

Wyloo North

On September 3, 2025, the Company completed the acquisition of the Wyloo North 1.5% gross revenue iron ore royalty in Australia for total cash consideration of A$1,544,812 ($1,012,281). The royalty is payable on the first 15 million tonnes of iron ore production from the Wyloo North deposit.

Dandoko

On September 26, 2025, the Company completed the acquisition of the Dandoko 1.0% net smelter return gold royalty in Mali for total consideration of $4,000,000. The consideration comprised the following:

•	Cash consideration of $1,500,000 paid to the royalty seller on completion of the acquisition;
•	Contingent consideration #1 of $1,250,000 upon first royalty receipts; and
•	Contingent consideration #2 of $1,250,000 on receipt of payment of 500Koz production from the royalty area.

St Ives

On September 26, 2025, the Company completed the acquisition of the St Ives 1.04% net gross revenue gold royalty in Australia for total cash consideration of $50,000.

Deferred asset acquisitions

Deferred asset acquisitions as at September 30, 2025 of $60,140 (December 31, 2024 - $Nil) relates to costs incurred prior to the execution and closing of an asset acquisition. Deferred asset acquisition costs are reallocated to royalty interests or streams and other interests upon signing of a definitive agreement. If management determines not to proceed with a proposed acquisition, the deferred costs are expensed as project evaluation expenses.

6. Streams and other interests

	September 30, 2025	December 31, 2024
	$	$
Balance, beginning of period	-	-
Additions	56,125,993	-
Depletion	(67,656)	-
Revaluation of asset	-	-

Balance, end of period	56,058,337	-

On September 26, 2025, Vox acquired a portfolio of eight PMPAs, historically referred to as “offtakes” from Deterra Royalties Limited for total upfront cash consideration of $55,950,000. The contracts cover ten mines and projects across 6 jurisdictions, including Brazil, Canada, Côte d’Ivoire, Mexico, South Africa and the USA.

Although originally labeled as offtakes by previous owners, these PMPAs are, in substance, more closely aligned with streaming arrangements. Under the terms of these agreements, Vox purchases a defined percentage of payable gold at a dynamic price that is typically set by market reference prices (LBMA or COMEX) and grants the ability to Vox to capture margin at the time of on-sale of metal on each delivered ounce. This pricing and physical metal delivery mechanism provides Vox with direct exposure to metal production and price movements, similar to traditional streaming agreements. These PMPAs are economically driven by cash flows linked to both metal pricing fluctuations and production volumes, analogous to streams. Accordingly, Vox considers these PMPAs to be more equivalent to streams and will refer to them as such in its portfolio reporting and future disclosure.

Net proceeds from precious metal sales was $143,390 for the three and nine months ended September 30, 2025, which comprised gross revenue of $2,503,655 and cost of sales of $2,360,265.

8

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2025 and 2024 (Expressed in United States Dollars)

7. Credit facility

On September 23, 2025, the Company amended its credit agreement with the Bank of Montreal (“BMO”) providing for an upsized $40,000,000 million secured revolving credit facility (the “Facility”). The Facility includes an accordion feature which provides for an additional $35,000,000 of availability subject to certain conditions, resulting in total funding capacity under the Facility of $75,000,000. The Company executed a second amendment subject to satisfaction of conditions precedent for the effectiveness thereof for the increase of the Facility and the accordion feature. The previous credit facility was a $15,000,000 million secured revolving credit facility that included an accordion feature for an additional $10,000,000.

The Facility, secured against all material assets of the Company, as defined in the credit agreement, is available for general corporate purposes, acquisitions, and investments, subject to certain limitations. At the Company’s election, amounts drawn on the Facility bear interest at either (i) a rate determined by reference to the U.S. dollar prime rate plus a margin of 1.5% to 2.5% per annum, or (ii) the secured overnight financing rate plus a margin of 2.50% to 3.50% per annum. The undrawn portion of the Facility is subject to a standby fee of 0.5625% to 0.7875% per annum, all of which is dependent on the Company’s leverage ratio (as defined in the amended credit agreement with BMO). The Facility matures on September 23, 2028, and is extendable one-year at a time through mutual agreement between Vox and BMO. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at September 30, 2025, Vox was in compliance with all such covenants.

The following summarizes the outstanding balance under the Facility as at September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
	$	$
Balance, beginning of period	-	-
Borrowings	16,700,000
Repayments	(5,000,000)	-

Balance, end of period	11,700,000	-

A summary of the borrowings and repayment activities for the period was as follows:

•	On May 14, 2025, the Company initiated an initial drawdown of $11,700,000 under the BMO Facility. The proceeds were allocated to the acquisition of the Kanmantoo copper-gold royalty.
•	On July 14, 2025, the Company repaid $5,000,000 under the BMO Facility.
•	On September 26, 2025, the Company initiated a drawdown of $5,000,000 under the BMO Facility.

The following summarizes the change in other assets as at September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
	$	$
Balance, beginning of period	279,491	271,029
Facility transaction costs incurred during the period	480,738	234,470
Amortization of Facility transaction costs	(196,222)	(226,008)

Balance, end of period	564,007	279,491

The following summarizes the interest and finance expenses for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
	$	$	$	$
Amortization of Facility transaction costs	67,633	58,716	196,222	166,362
Interest expense on Facility	148,597	21,468	287,960	67,734

	216,230	80,184	484,182	234,096

9

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2025 and 2024 (Expressed in United States Dollars)

8. Intangible assets

Intangible assets are comprised of the Mineral Royalties Online (“MRO”) royalty database.

Database
$
Cost at:
December 31, 2024	1,837,500
September 30, 2025	1,837,500

Accumulated amortization at:
December 31, 2024	848,869
Amortization	137,655
September 30, 2025	986,524

Net book value at:
December 31, 2024	988,631
September 30, 2025	850,976

9. Accounts payable and accrued liabilities

	September 30, 2025	December 31, 2024
	$	$
Trade payables	1,213,463	118,481
Sales tax payable	618,154	487,901
Accrued liabilities	899,364	784,125

	2,730,981	1,390,507

10. Share capital

Authorized

The authorized share capital of the Company is an unlimited number of common shares without par value.

The number of common shares issued and outstanding as at September 30, 2025 and at December 31, 2024 is as follows:

	September 30, 2025	December 31, 2024
	$	$
Issued and outstanding: 67,986,838 (December 31, 2024: 50,658,776) common shares	129,200,933	69,528,762

Share issuance

On September 26, 2025, the Company announced the closing of a primary underwritten public offering (the “Offering”) through a syndicate of underwriters (the “Underwriters”) co-led by BMO Capital Markets, Cantor Fitzgerald Canada Corporation and National Bank Financial Inc., who served as joint book-running managers for the Offering. In connection with the closing of the Offering, the Company issued 17,094,750 common shares (inclusive of common shares issued pursuant to the full exercise by the Underwriters of a 15% over-allotment option) at a price of $3.70 per share for total gross proceeds to the Company of $63,250,575. In connection with the Offering, total share issue costs incurred was $4,098,821.

Share repurchase program

On March 12, 2025, the Board of Directors of the Company approved the renewal of a Share Repurchase Program (“SRP”) for the repurchase of up to $1,500,000 of its common shares. The SRP is structured to comply with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The SRP is administered through an independent broker.

Repurchases under the SRP may be made at times and in amounts as the Company deems appropriate and may be made through open market transactions at prevailing market prices, privately negotiated transactions or by other means in accordance with securities laws in the United States. The actual timing, number and value of repurchases under the SRP will be determined by management in its discretion and will depend on a number of factors, including market conditions, stock price and other factors. The SRP may be suspended or discontinued at any time. Open market repurchases will only be made outside of Canada through the facilities of the Nasdaq or any alternative open market in the United States, as applicable.

10

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2025 and 2024 (Expressed in United States Dollars)

The Company did not repurchase any shares under the SRP during the nine months ended September 30, 2025.

Income (loss) per share

For the three and nine months ended September 30, 2025 and 2024, the diluted income (loss) per share is calculated based on the following weighted average number of shares outstanding:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
	$	$	$	$
Basic weighted average number of shares outstanding	51,626,135	50,405,487	51,040,542	50,223,142
Effect of dilutive securities - stock options	342,119	-	-	-

	51,968,254	50,405,487	51,040,542	50,223,142

Dividends

The following table provides details on the dividends declared for the nine months ended September 30, 2025.

Declaration date	Dividend per common share	Record date	Payment date	Dividends declared
	$			$
February 20, 2025	0.0125	March 31, 2025	April 14, 2025	634,426
May 15, 2025	0.0125	June 30, 2025	July 14, 2025	634,456
August 13, 2025	0.0125	September 30, 2025	October 14, 2025	849,837

	0.0375			2,118,719

On March 18, 2024, the Company adopted a Dividend Reinvestment Plan (“DRIP”). The DRIP provides eligible shareholders of Vox with the opportunity to have all, or a portion of any cash dividends declared on common shares by the Company automatically reinvested into additional common shares, without paying brokerage commissions. Based on the current terms of the DRIP, the common shares are issued under the DRIP at a 5% discount to the average market price, as defined in the DRIP.

Total dividends paid for the nine months ended September 30, 2025, included $14,852 paid in shares through the dividend reinvestment program, being 5,608 common shares issued at a discount rate of 5%.

11. Equity reserves

Options

The Company maintains an omnibus long-term incentive plan dated June 8, 2023 (the “Plan”) whereby certain key employees, officers, directors and consultants may be granted options to acquire common shares of the Company. The exercise price, expiry date, and vesting terms are determined by the Board of Directors. The Plan permits the issuance of options which, together with the Company’s other share compensation arrangements, may not exceed 10% of the Company’s issued common shares as at the date of grant.

The following summarizes the stock option activity for the nine months ended September 30, 2025 and 2024:

	September 30, 2025		September 30, 2024
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of period	1,346,838	3.70	1,347,398	3.70
Granted	-	-	240,000	4.16
Cancelled	-	-	(240,560)	4.16

Outstanding, end of period	1,346,838	3.70	1,346,838	3.70

Exercisable, end of period	1,346,838	3.70	1,286,838	3.68

11

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2025 and 2024 (Expressed in United States Dollars)

The following table summarizes information of stock options outstanding as at September 30, 2025:

		Options Outstanding		Options Exercisable
Expiry date	Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable	Weighted average remaining contractual life
	C$	#	Years	#	Years
June 30, 2026	3.25	680,703	1.00	680,703	1.00
March 9, 2027	4.16	666,135	1.44	666,135	1.44

		1,346,838	1.09	1,346,838	1.09

Restricted Share Unit Plan

Each of the Company’s omnibus long-term incentive plan dated May 19, 2020, which was replaced by the Plan, provide that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants non-transferable RSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to settle vested RSUs in cash or equity. All RSU agreements entered into by the Board of Directors from the date of incorporation through September 30, 2025, do not give the Company or the holder the option to settle in cash and can only be equity settled. As the Company does not have a present obligation to settle the issued RSUs in cash, the RSUs issued have been treated as equity-settled instruments and measured at the grant date fair value.

During the nine months ended September 30, 2025:

•	829,915 RSUs were granted to directors, officers and employees. The RSUs granted vest in 25% increments on each of July 2, 2025, January 2, 2026, July 2, 2026, and January 2, 2027.
•	18,095 RSUs were granted to an employee and vest on September 16, 2025.

The share-based compensation expense related to RSU grants is recorded over the vesting period.

The following summarizes the RSU activity for the nine months ended September 30, 2025 and 2024:

	September 30, 2025		September 30, 2024
	Number	Weighted average fair value	Number	Weighted average fair value
	#	$	#	$
Outstanding, beginning of period	1,309,061	2.23	952,018	2.62
Granted	848,010	2.28	968,448	2.00
Exercised	(227,704)	2.22	(567,088)	2.51

Outstanding, end of period	1,929,367	2.25	1,353,378	2.22

Vested, end of period	1,036,566	2.29	425,155	2.46

Warrants

During the nine months ended September 30, 2024, 6,407,883 warrants expired, unexercised.

12. General and administration

The Company’s general and administration expenses incurred for the three and nine months ended September 30, 2025 and 2024 are as follows:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
	$	$	$	$
Corporate administration	242,037	370,840	816,676	932,356
Professional fees	117,424	121,644	333,152	328,212
Salaries and benefits	607,284	640,752	1,890,530	1,943,645
Director fees	40,154	40,147	120,434	106,605
Amortization	45,885	45,885	137,655	137,655

	1,052,784	1,219,268	3,298,447	3,448,473

12

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2025 and 2024 (Expressed in United States Dollars)

13. Other income

The Company’s other expenses for the three and nine months ended September 30, 2025 and 2024 are as follows:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
	$	$	$	$
Interest income	65,676	122,498	264,222	368,680
Foreign exchange income (loss)	(41,277)	(34,215)	34,118	(167,491)

	24,399	88,283	298,340	201,189

14. Related party transactions

Related parties include the Company’s Board of Directors and management, as well as close family and enterprises that are controlled by these individuals and certain persons performing similar functions. Other than indicated below, the Company entered into no related party transactions during the three and nine months ended September 30, 2025 and 2024.

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company. Key management personnel include the Company’s Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, and former EVP – Australia.

The remuneration of directors and other members of key management personnel during the three and nine months ended September 30, 2025 and 2024 are as follows:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
	$	$	$	$
Short-term employee benefits	468,386	532,685	1,520,657	1,601,564
Share-based compensation	303,717	322,040	1,441,041	1,586,221

	772,103	854,725	2,961,698	3,187,785

15. Commitments and contingencies

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. Other than as noted below, the Company believes that none of the litigation in which it is currently involved or have been involved with during the period ended September 30, 2025, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

Litigation matter

Mt Ida

Vox Australia filed a writ and statement of claim in the Supreme Court of Western Australia against Aurenne MIT Pty Ltd (“Aurenne”) on November 8, 2024, in respect of the Mt Ida royalty asset. On May 28, 2025, Vox Australia discontinued its claim in the Supreme Court of Western Australia after reaching a settlement agreement with Aurenne, which included Vox obtaining a deed of assignment and assumption for the Aurenne royalty executed by Aurenne.

Red Hill

Vox Australia was served with a writ of summons and statement of claim in the Supreme Court of Western Australia pursuant to which Vox Australia has been named as a second defendant.

The plaintiff alleges, among other things, that the first defendant breached its obligations to the plaintiff in connection with the assignment of the Red Hill royalty to Vox Australia in September 2023 on the basis that the plaintiff had a right of first refusal. The plaintiff is seeking declaratory relief in respect of the assignment of the first defendant’s royalty to Vox Australia, or alternatively, damages. Vox Australia acquired the Red Hill royalty as part of a portfolio of nine royalties from the first defendant for a combination of A$6,750,000 in cash and non-cash consideration comprised of Vox providing ongoing royalty related services to the first defendant.

Each of the defendants deny that the purported right of first refusal applied in the circumstances. The Company will take all appropriate steps to defend the action. As at September 30, 2025, the proceeding is ongoing.

13

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2025 and 2024 (Expressed in United States Dollars)

Titan

During the year ended December 31, 2023, the Company and SilverStream became aware that the operator of the Jaw, Phoebe, Cart and Colossus exploration projects did not renew all or substantially all of the relevant mining concessions and therefore the Peruvian Ministry of Energy and Mining extinguished the mining concessions. As a result, the Company fully impaired the four royalties as of December 31, 2023, and the carrying value of the investment of $1,000,000 was reduced to $nil. The Company has filed a statement of claim in the Supreme Court of Western Australia, as discussed below, against the operator of the Jaw, Phoebe, Cart and Colossus exploration projects. Pursuant to the original agreement signed with the operator on July 15, 2021, if any of the four exploration projects became relinquished within three years of signing the original agreement, the operator must promptly provide Vox with a replacement royalty for each relinquished royalty and with each replacement royalty having a value of at least $250,000. To the extent Vox is granted one or more replacement royalties, the Company expects to reverse up to $1,000,000 of the 2023 impairment charge, which would increase net income by the equivalent amount. During the nine months ended September 30, 2025, no replacement royalties have been granted.

SilverStream filed a writ and statement of claim in the Supreme Court of Western Australia against Titan Minerals Limited (“Titan”) on February 23, 2024, along with an amended writ and statement of claim on March 28, 2024, in respect of the Jaw, Phoebe, Cart and Colossus exploration projects. SilverStream is seeking to enforce its rights to be issued replacement royalties and/or damages in respect of Titan’s failure to maintain certain mining concessions in Peru in accordance with various royalty deeds entered into between Titan and SilverStream in 2021. As at September 30, 2025, the proceeding is ongoing.

Commitments

The Company or affiliates of the Company are committed to minimum annual lease payments for its premises and certain consulting agreements, as follows:

October 1, 2025 to September 30, 2026
$
Leases	3,872
Consulting agreements	39,585

43,457

Contingencies

The Company or affiliates of the Company are responsible for making the following certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved.

Royalty	$
Limpopo(1)(4)	6,393,219
Dandoko(2)	2,500,000
Brits(1)(5)	1,250,000
Bullabulling(3)(6)	657,400
Koolyanobbing(7)	328,700
El Molino(8)	450,000
Uley(1)(9)	144,628
Other(10)	89,792

11,813,739

(1)	The milestone payments may be settled in either cash or common shares of the Company, at the Company’s election.
(2)

The milestone payments must be settled in cash. Milestone payments include: (i) $1,250,000 upon first royalty receipts; and (ii) $1,250,000 on receipt of payment of 500Koz production from the royalty area.

(3)	The milestone payments may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election
(4)

Milestone payments include: (i) C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000; (ii) C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and (iii) C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

(5)

Milestone payments include: (i) $1,000,000 once 210,000t have been mined over a continuous six-month period, and (ii) a further $250,000 once 1,500,000t have been mined over a rolling 3-year time horizon.

(6)

Milestone payments include: (i) A$500,000 upon the Operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500,000 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(7)	Milestone payment due upon achievement of cumulative 5Mdmt of ore processed.
(8)	Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.
(9)	Milestone payment due upon commencement of commercial production.
(10)	Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

14

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2025 and 2024 (Expressed in United States Dollars)

16. Supplemental cash flow information

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
	$	$	$	$
Change in accrued other assets	231,712	-	229,097	(271,029)
Change in accrued deferred asset acquisitions	22,943	(12,463)	35,000	477
Change in accrued royalty, streams and other interests	195,345	(5,500)	195,345	-
Change in accrued interest expense on Facility	(15,153)	235	14,033	21,563
Change in accrued share issue costs	564,500	-	564,500	-

17. Segment information

For the nine months ended September 30, 2025 and 2024, the Company operated in one reportable segment being the acquisition of royalty, streams and other interests.

For the three and nine months ended September 30, 2025 and 2024, revenues generated from each geographic location is as follows:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
	$	$	$	$
Australia	3,594,245	2,428,809	8,990,789	8,130,121
South Africa	78,428	-	78,428	-
Brazil	29,839	-	63,129	4,812
USA	113,128	-	128,633	15,505

Total	3,815,640	2,428,809	9,260,979	8,150,438

The Company has the following non-current assets in nine geographic locations:

	September 30, 2025	December 31, 2024
	$	$
Australia	40,240,843	30,452,281
Canada	21,420,824	3,036,308
South Africa	15,573,181	1,914,844
Ivory Coast	11,700,000	-
Brazil	10,713,763	604,307
USA	4,686,192	2,210,330
Mali	1,500,000	-
Cayman Islands	850,976	988,631
Peru	45,609	45,609

Total	106,731,388	39,252,310

18. Income taxes

For the three and nine months ended September 30, 2025 and 2024, income tax recognized in net income (loss) and comprehensive income (loss) is comprised of the following:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
	$	$	$	$
Current tax expense	330,857	448,757	1,013,350	1,627,143
Deferred tax expense (recovery)	138,319	(56,319)	134,670	118,196

Income tax expense	469,176	392,438	1,148,020	1,745,339

15

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2025 and 2024 (Expressed in United States Dollars)

19. Financial instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the nine months ended September 30, 2025, and the year ended December 31, 2024.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and trade receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its trade receivable balances. The Company’s trade receivables and gold purchase contracts are subject to the credit risk and performance of the counterparties who own and operate the mines underlying Vox’s asset portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account the anticipated cash flows from operations and holding of cash and cash equivalents. As at September 30, 2025, the Company had cash and cash equivalents of $12,146,280 (December 31, 2024 - $8,754,391) and working capital of $11,703,974 (December 31, 2024 - $9,234,339).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net income (loss) due to currency fluctuations include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and income taxes payable denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian-denominated monetary assets and liabilities at September 30, 2025, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net income (loss) and other comprehensive income (loss) by $580,000.

Interest rate risk

The Company is exposed to interest rate risk due to the Facility being subject to floating interest rates. The Company monitors its exposure to interest rates. During the period ended September 30, 2025, a 1% increase (decrease) in nominal interest rates would have increased (decreased) net income (loss) and other comprehensive income (loss) by approximately $300,000.

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties, streams and other interests are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious, base and ferrous metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities, and income taxes payable on the unaudited condensed interim Consolidated Statements of Financial Position approximate fair value because of the limited term of these instruments.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

16

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2025 and 2024 (Expressed in United States Dollars)

As at September 30, 2025 and December 31, 2024, the Company does not have any financial instruments measured at fair value after initial recognition, except for streams and other interests, with a carrying value at September 30, 2025 of $56,058,337, which are estimated using Level 3 inputs. See Note 6 for the changes in fair value measurements of streams and other interests classified as Level 3 as at September 30, 2025. These financial instruments are measured at fair value utilizing inputs other than quoted prices included in Level 1. The gains and losses are recognized in the unaudited condensed interim consolidated statements of income (loss) and comprehensive income (loss).

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalty, streams and other interests, while optimizing its capital structure by balancing debt and equity. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and discretionary business development opportunities. As at September 30, 2025, the capital structure of the Company consists of $101,174,242 (December 31, 2024 - $43,060,199) of total equity, comprising of share capital, equity reserves, and deficit.

The Company is not subject to any externally imposed capital requirements other than as disclosed for the Facility.

20. Subsequent events

On November 12, 2025, the Board of Directors of the Company declared a quarterly dividend of $0.0125 per common share payable on January 14, 2025, to shareholders of record as of the close of business on December 31, 2025.

17